Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2006

Mr. Richard J. Carbone
Senior Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-16707**

Dear Mr. Carbone:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief